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18007916

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing

MAY 14 2018

Washington, DC

SEC FILE NUMBER
8-50485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Janssen Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1010 North B Street
(No. and Street)

Fairfield	IA	52566
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeFreitas & Minsky, LLP
(Name – *if individual, state last, first, middle name*)

30 Jericho Executive Plaza, Suite 500 W	Jericho	NY	11753
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Peter Janssen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Janssen Partners, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres

Title

Sabrina T. Kaiser

Notary Public

SABRINA T. KAISER
My Commission Expires
October 13, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DE FREITAS & MINSKY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

EMANUEL J. DE FREITAS, CPA, CFP
JAY MINSKY, CPA

PETER N. PATERNOSTRO (1938-2007)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Janssen Partners, Inc.
1010 North B Street
Fairfield, IA 52556

We have audited the accompanying statement of financial condition of Janssen Partners Inc. (the "Company") as of December 31, 2017 and the related statement of income, changes in stockholders' equity, cash flows, and accompanying supplementary information for the year then ended that you are filing pursuant to Rule 17a-5 under the Security Exchange Act of 1934, and the related notes to the financial statements. Janssen Partners, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Janssen Partners, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

DeFreitas & Minsky, LLP
Jericho, NY
February 7, 2018

30 JERICHO EXECUTIVE PLAZA, SUITE 500W JERICHO, NY 11753
TEL: (516) 746-6322 FAX: (516) 746-8679
www.dmcpallp.com

DE FREITAS & MINSKY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

EMANUEL J. DE FREITAS, CPA, CFP
JAY MINSKY, CPA

PETER N. PATERNOSTRO (1938-2007)

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REVIEW REGARDING THE EXEMPTIVE PROVISIONS OF RULE 15c3-3

To Management:
Janssen Partners, Inc.
1010 North B Street
Fairfield, IA 52556

We have reviewed management's statements, included in the accompanying Janssen Partners, Inc. Exemption Report in which (1) Janssen Partners, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c 3-3(k) under which the Company claimed an exemption form 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the 'exemption provisions") and (2) management stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) or Rule 15c3-3 under the Securities Exchange Act of 1934.

De Freitas & Minsky, LLP
Jericho, New York
February 7, 2018

30 JERICHO EXECUTIVE PLAZA, SUITE 500W JERICHO, NY 11753
TEL: (516) 746-6322 FAX: (516) 746-8679
www.dmcpallp.com

DE FREITAS & MINSKY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

EMANUEL J. DE FREITAS, CPA, CFP
JAY MINSKY, CPA

PETER N. PATERNOSTRO (1938-2007)

Report of Independent Registered Public Accounting Firm

Janssen Partners, Inc.
1010 North B Street
Fairfield, IA 52556

In planning and performing our audit of the financial statements of Janssen Partners, Inc. for the year ended December 31, 2017, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the reserve required by Rule 15c-3(e).

2. We did not review the practices and procedures followed by the company in making quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures of the practices and procedures referred to in the preceding paragraph and to asses whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or any practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

30 JERICHO EXECUTIVE PLAZA, SUITE 500W JERICHO, NY 11753
TEL: (516) 746-6322 FAX: (516) 746-8679
www.dmcpallp.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2017 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

De Freitas & Minsky, LLP
Jericho, New York
February 7, 2018

Janssen Partners, Inc.
Statement of Financial Condition
December 31, 2017

Assets

Cash In Bank		$ 1,393
Receivable From Brokers, dealers and clearing orgainizations		32,918
Securities owned at market value		63,418
Total Assets		97,729

Liabilities and Stockholders' Equity

Accrued Expenses		11,500
Total Liabilities		11,500
Stockholders' Equity		
Common Stock	100,000	
(100 shares, no par value common stock authorized, issued, and outstanding)		
Additional Paid in Capital	1,969,488	
Accumulated Deficit	(1,983,259)	
Total Stockholders' Equity		86,229
Total Liabilities and Stockholders' Equity		$ 97,729

See accountant's audit report

Janssen Partners, Inc.
Statement of Changes In Stockholders' Equity
December 31, 2017

Stockholders' Equity - January 1, 2017	$ 195,264
Capital Contribution	56,291
Net gain (loss) for the year	(165,326)
Stockholders' Equity - December 31, 2017	$ 86,229

See accountant's audit report

Janssen Partners, Inc.
Statement Of Income
For the Year Ended December 31, 2017

Income

Gain (Loss) on Firms Investments	$ (125,255)
Dividend Income	$ 450
Total Income	(124,805)

Expenses

Other Expenses	34,209
Regulatory Fees	6,312
Total Expenses	40,521
Net gain (loss) for the year	(165,326)
Deficit - January 1, 2017	(1,817,933)
Deficit - December 31, 2017	$ (1,983,259)

See accountant's audit report

Janssen Partners, Inc.
Statement of Cash Flows
December 31, 2017

Cash Flows From Operating Activities	
Net Income	$ (165,326)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) Decrease in :	
Receivables from brokers or dealers	20,685
Securities owned at market value	143,627
Accrued Expenses	1,500
Cash Increased (Decreased) by operating activities	486
Increase (Decrease) in:	
Capital Contribution	56,291
Loan Repayments	(56,291)
Cash Increased (Decreased) by Investing Activities	-
Net cash decrease for period	486
Cash - January 1, 2017	907
Cash - December 31, 2017	$ 1,393

Janssen Partners, Inc.
Computation of Net Capital
December 31, 2017

Total ownership equity		$ 86,229
Deductions		
Non allowable assets		
Other Assets		
Net capital before haircut		86,229
Haircut		
Other securities	9,513	
Undue concentration	7,380	16,893
Net Capital		69,336
Computation of Basic Net Capital		
Minimum net capital		767
Basic net capital		5,000
Net capital requirement		5,000
Excess net capital		64,336
Excess net capital @ 1000%		$ 68,186
Computation of Aggregate Indebtedness		
Total aggregate indebtedness		11,500
Percentage of aggregate indebtedness to net capital		16.59%

Janssen Partners, Inc.
Computation of Differences of Net Capital
Between Corporation Focus and Audited Report
December 31, 2017

Net Capital per corporation's focus	70,859
Net capital per audit report	69,336
Difference	1,523

JANSSEN PARTNERS, INC.
DECEMBER 31, 2017
EXEMPTIVE PROVISION UNDER FILE 15C3-3

Exemption from rule 15c3-3 is claimed under section k (2) ii.

JANSSEN PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 1. **Principal Business Activity and Summary of Significant Accounting Policies**

Organization and Nature of Business

Janssen Partners, Inc. (the "Company") was incorporated on August 29, 1997 in the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc (FINRA). The Company acts as an introducing broker, an agent in the private placements of securities and provides consulting services. As an introducing broker-dealer, the Company is exempt from the provisions of rule 15c3-3 as all customer accounts, as defined, are carried by the clearing broker.

Basis of Presentation

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned

Securities owned for the broker-dealers own account are measured initially and subsequently at fair value. Any unrealized gains or losses resulting from marking these to the fair value are included in profit or loss.

These financial statements reflect income from security transactions and commissions on customers' security transactions on a trade-date basis.

Income Taxes

For federal income tax purposes, the company has elected to be treated as a small business corporation (S Corporation) under the applicable sections of the Internal Revenue Code. Accordingly, there is no provision for federal income taxes as such earnings or losses flow directly to the stockholder. State taxes are payable at reduced rates.

Note 2. **Concentration of Risk**

In the normal course of business, the Company is engaged in various trading and brokerage activities as principal or agent. The execution, settlement and financing of those transactions can result in off-balance-sheet risk or concentration of credit risk.

91.17% of Janssen Partners, Inc. equity investments are in a single stock. The company currently owns 11,800 shares of Opko Health, Inc. with a market value of $57,820. This represents 59.16% of Janssen Partners, Inc. liquid assets.

Note 3. **Receivables From Brokers, Dealers and Clearing Organizations**

At December 31, 2017 amounts receivable from dealers and clearing:

Receivable from Wedbush Securities	$ 32,918
Total Receivables	$ 32,918

Note 4. **Fair Value**

The carrying amounts reflected in the balance sheet for cash, and accounts and notes payable approximate the respective fair values due to the short maturities of those instruments. The fair values for securities owned at market value are based on quoted market prices for those instruments.

Note 5. **Net Capital Requirement**

The company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the company had a net capital of $69,336 and excess net capital of $64,336.

Note 6. **Subsequent Events**

Events that occur after the balance sheet date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events that provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management evaluated the activity of the Company and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Janssen Partners, Inc.

Assertions Regarding Exemption Provisions

Janssen Partners, Inc. operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identical exemption provisions throughout the year ended December 31, 2017 without exception.

Sincerely,

Peter Janssen

President